Exhibit 99.1 Press release

WiLAN Completes Second Transaction with SRI International

OTTAWA, Canada – May 9, 2016 – WiLAN (TSX:WIN) (NASD:WILN) today announced that its wholly-owned subsidiary, IPA Technologies Inc., has acquired a portfolio of nine patents from SRI International. The patented technology relates to the “intelligent personal assistants” found in handsets, tablets, computers, cars, wearables and other connected devices. This agreement is SRI’s second transaction with WiLAN.

Previously, the patent portfolio was non-exclusively licensed to a spin-out created by SRI to develop the product known as Siri, which was acquired by Apple in 2010.

About SRI International

SRI International creates world-changing solutions making people safer, healthier, and more productive. SRI, a research center headquartered in Menlo Park, California, works primarily in advanced technology and systems, biosciences, computing, and education. SRI brings its innovations to the marketplace through technology licensing, spin-off ventures and new product solutions.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 8, 2016 annual information form for the year ended December 31, 2015 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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PRESS RELEASE

For media and investor inquiries, please contact: Dave Mason Investor Relations LodeRock Advisors Inc. C: 613.688.1693 E: dave.mason@loderockadvisors.com

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